10028356

UNITED STATES
[redacted]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
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SEC FILE NUMBER
8- 49671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lincoln International LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 W. Madison Street, Suite 3900
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND 05 EXAMINATIONS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Barr — 312-580-8328 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Barr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln International LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert B. Barr

Signature

Managing Director

Title

Frances Maus

Notary Public

"OFFICIAL SEAL"
Frances Maus
Notary Public, State of Illinois
Commission Expires 9/21/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Lincoln International LLC

We have audited the accompanying statement of financial condition of Lincoln International LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Lincoln International LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2010

Lincoln International LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash and equivalent	$	6,246,312
Accounts receivable		3,699,417
Unbilled client disbursements receivable		279,097
Receivable from related parties		95,882
Prepaid expenses		209,017
Furniture, equipment and leasehold improvements, net		411,994
Other assets		147,245
Total assets	$	11,088,964
Liabilities and Member's Equity		
Liabilities		
Accrued bonuses	$	927,684
Accrued expenses		1,122,062
Payable to related parties		409,304
Deferred rent liability		368,369
Total liabilities		2,827,419
Member's equity		8,261,545
Total liabilities and member's equity	$	11,088,964

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Lincoln International LLC (the Company) (an Illinois limited liability company) is in the business of investment banking and providing merger and acquisition, debt advisory, and other services related to middle market businesses worldwide. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement.

The Company is a wholly owned subsidiary of Lincoln Partners LLC (the Parent). The majority members of the Parent are Robert Bruce Barr and Lawrence James Lawson, III, who serve as managers of the Company. The Parent has two other wholly owned subsidiaries: Lincoln Partners Advisors LLC (LPA) and Lincoln International NY Corporation (LINY). Offices of the Parent and its wholly owned subsidiaries are located in Chicago, Los Angeles, and New York. The Parent has affiliates in Austria, France, Germany, Japan, Spain and the United Kingdom.

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalent: The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and equivalent include money market funds.

Fair value of financial instruments: Investments are recorded on trade date and reflected at fair value. Unrealized gains and losses are reflected in income.

Revenue recognition and accounts receivable: Investment banking fees are recognized at the time the transaction is completed and the income is reasonably determinable. Advisory and management fees are recognized as earned. Accounts receivable primarily represents amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for doubtful accounts are based primarily on historical collection experience. As of December 31, 2009, no allowance has been recorded.

Furniture, equipment and leasehold improvements: Depreciation and amortization are computed under accelerated or straight-line methods over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Other equipment	5 years
Furniture	7 years
Leasehold improvements (straight-line)	Lease term

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for Federal and most state tax jurisdictions. Generally, the Company's taxable income is reported as part of the Parent's tax returns. Accordingly, no provision or benefit for income taxes has been made.

During the year ended December 31, 2009, the Company adopted additional guidance issued by the FASB for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that adoption of this guidance did not have a material impact on the Company's financial statements and there are no material uncertain income tax positions through December 31, 2009. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2006.

Note 2. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company's only asset accounted for at fair value at December 31, 2009 using the fair value hierarchy is $2,001,516 of money market funds, which are considered Level 1 instruments. The Company does not have any Level 2 or Level 3 assets or liabilities.

Note 3. Furniture, Equipment and Leasehold Improvements

At December 31, 2009, furniture, equipment and leasehold improvements consist of:

Furniture and equipment	$ 1,371,208
Leasehold improvements	285,273
	1,656,481
Accumulated depreciation and amortization	(1,244,487)
	$ 411,994

Note 4. Commitments and Indemnification

The Company leases office space for its Chicago office under a noncancelable operating lease agreement that expires on December 31, 2015.

In addition, the Company has an operating lease on a New York City office that expires on February 29, 2012. Effective April 1, 2009, LINY reimburses the Company for certain operating expenses, including a majority of the expenses associated with this lease.

Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax and maintenance costs, are approximately as follows:

	Chicago	New York	Total
2010	$ 411,000	$ 456,000	$ 867,000
2011	423,000	467,000	890,000
2012	436,000	78,000	514,000
2013	449,000	-	449,000
2014	462,000	-	462,000
Thereafter	476,000	-	476,000
	$ 2,657,000	$ 1,001,000	$ 3,658,000

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 5. Employee Benefit Plan

The Company maintains a qualified profit sharing and 401(k) plan for the benefit of all employees who have attained age 18. Any employer match of participants' contributions is discretionary and is only for eligible employees who have worked 1,000 hours during the year and have completed six months of service.

Note 6. Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 7. Related-Party Transactions

The Company earns assistance fees from and incurs assistance fees to other entities affiliated by common ownership. At December 31, 2009, the Company had a receivable from these affiliates of approximately $95,900. The amounts between the entities are as follows:

	Receivable Balance
Lincoln International AG	$ 4,803
Lincoln International SAS	90,329
Lincoln International LLP	-
Lincoln Investments	750
Total	$ 95,882

The Company receives a management fee equal to 50 percent of the revenue earned by LPA. Effective July 1, 2009, the services agreement with LPA was changed to reduce the management fee from 85 percent to 50 percent of revenues, resulting in an amount payable of $348,311 at December 31, 2009.

The Company paid management fees to LINY in accordance with a services agreement for the period from April 1, 2009 to December 31, 2009. At December 31, 2009, the Company had a payable balance to this entity of $60,993.

Certain members of the Parent are affiliated with Riverlake Partners L.L.C. (Riverlake), a private equity fund, which refers business to the Company. Riverlake reimburses the Company for expenses paid and services performed on its behalf.

The Company incurs certain business promotion expenses paid by Lincoln International Group, an entity affiliated by common ownership.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain "net capital" of $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital and net capital requirements of approximately $3,334,000 and $188,000, respectively. The Company's net capital ratio was 0.85 to 1. The net capital rule may effectively restrict distributions to the Parent.

Note 9. Subsequent Event

The Company evaluated subsequent events through February 25, 2010, the date that these financial statements were available to be issued.

Subsequent to year-end, the Company made a distribution to the Parent in the amount of $2,000,000 that originated from 2009 earnings.

Lincoln International LLC

Statement of Financial Condition
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

McGladrey & Pullen

Certified Public Accountants

Mr. Robert Barr, Managing Director
Lincoln International LLC
500 West Madison Street, Suite 3900
Chicago, Illinois 60661

Attention: Mr. Barr

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Lincoln International LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 25, 2010
Chicago, Illinois

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049671 FINRA DEC
LINCOLN INTERNATIONAL LLC 8*8
500 W MADISON ST FL 3900
CHICAGO IL 60661-4595

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Donna Criel (312) 580.6564

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 58,759

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (12,593)

7/30/09, 8/13/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 46,166

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 46,166

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 46,166

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lincoln International LLC
(Name of Corporation, Partnership or other organization)

Lawrence J. Lawson
(Authorized Signature)

Manager
(Title)

Dated the 25 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23,511,701.95
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	<8,172.09>
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 23,503,529.86
2e. General Assessment @ .0025	$ 58,758.82

(to page 1 but not less than $150 minimum)